UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1.  Name and Address of Reporting Person

    Everest Capital Limited
    The Bank of Butterfield Building
    65 Front Street
    6th Floor
    Hamilton HM JX, Bermuda

2.  Date of Event Requiring Statement (Month/Day/Year)

    September 12, 1997

3.  IRS Number of Reporting Person
    (Voluntary)

4.  Issuer Name and Ticker or Trading Symbol

    Imaging Diagnostic Systems, Inc.
    IMDS

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

    ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other
    (specify below)

6.  If Amendment, Date of Original (Month/Day/Year)

7.  Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person


     Table I -- Non-Derivative Securities Beneficially Owned

1. Title of Security 2. Amount of    3. Ownership     4. Nature of Indirect
                        Securities      Form:            Beneficial Ownership
                        Beneficially    Direct(D) or
                        Owned           Indirect(I)



                    NO COMMON STOCK OWNED AT PRESENT TIME



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            Table II -- Derivative Securities Beneficially Owned

1.Title of     2.Date Exer-    3.Title and Amount     4. Conver-      5. Ownership     6. Nature of
  Derivative     cisable and     of Securities           sion or         Form of          Indirect
  Security       Expiration      Underlying              Exercise        Derivative       Beneficial
                 Date            Derivative Security     Price of        Security:
                 Ownership
                 (Month/Day/      ---------------        Deri-           Direct(D) or
                 Year)           Title   Amount or       vative          Indirect (I)
               ---------------           Number of       Security
               Date    Expira-           Shares
               Exer-   tion
               cisable Date

  Series B        4/12/97    4/12/00      Common       3,473,762       $1.353*+        (I)
  Convertible                             Stock
  Preferred

  Series B        12/17/96   2/17/01      Common       112,500         $5.00+          (I)
  Warrants                                Stock



* Subject to adjustment in accordance with the Certificate of Designation of the Series B Convertible Preferred Stock (no par value) of Imaging Diagnostic Systems, Inc. dated December 13, 1996. No subsequent filings will be made to reflect adjustments in the conversion price.

+ The Reporting Person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.



Explanation of Responses:
SIGNATURE OF REPORTING PERSON
Everest Capital Limited

By: /s/ Marko Dimitrijevic
    ___________________________
       Marko Dimitrijevic,
       President
DATE
September 26, 1997





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